ONE FINANCIAL CENTER 100 S.E. THIRD AVENUE, 8TH FLOOR P.O. BOX 9748 FORT LAUDERDALE, FL 33310-9748 954.759.2764 DIRECT 954.462.4150 MAIN 954.462.4260 FAX bpearlman@ralaw.com

July 2, 2009

VIA FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4631 450 Fifth Street, N.W. Washington, DC 20549

Re:

Divine Skin, Inc.

Registration Statement on Form 10

Filed May 22, 2009

File No. 0-53680

Dear Sir and Madam:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated June 19, 2009.  Each of our responses has been numbered to be consistent with the Comments on the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

COMMENT 1.

Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations.  If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Response:  The Company acknowledges the comment above and has amended the registration statement to respond to the Staff’s comments.

Item 1.  Business of the Company, page 1

COMMENT 2.

Please provide more detail about the development of your business.  We note the more detailed disclosure in footnotes to your financial statements.

CLEVELAND TOLEDO AKRON COLUMBUS CINCINNATI WASHINGTON, D.C. TALLAHASSEE ORLANDO FORT MYERS NAPLES FORT LAUDERDALE

www.ralaw.com

July 2, 2009

Response:  The text on page 1 has been revised to provide more detail about the development of the Company’s business.

Products, page 3

COMMENT 3.

Please provide support for many of the claims and statements of belief you make throughout your registration statement.  Refer, without limitation, to the following statements:

•

"The pharmacological activity of this compound has been shown in clinical studies to be antibacterial, antimicrobial, fungicidal and at the same time anti-inflammatory,"

•

"Hydroviton.CR can be used on the most sensitive skin without any irritation?”

•

"Keramene suppresses hair growth to reduce shaving, waxing, and other depilatory chores, while it softens remaining hair strands."

•

"We believe Revita is the most efficient hair growth stimulating shampoo available in the market."

Where you refer to clinical studies, please provide more detail about those studies. We may have further comment.

Response:  The registration statement has been revised to eliminate claims and statements of the belief made throughout the registration statement.

COMMENT 4.

For each product, please describe the nature of your intellectual property rights.  For instance, disclose whether these products are licensed from others or created in-house.

Response:  The registration statement has been revised under “Proprietary Rights” to describe the nature of the Company’s intellectual property rights.  The Company’s products are created in-house.

Future Products, page 3

COMMENT 5.

We note your statement that the company intends to launch several products during 2009, please update the status of these product launches and include a timetable for the implementation for each product.  Please refer to Item 101(h)(4)(iii) of Regulation S-K.

Response:  The disclosure under “Future Products” has been revised to update the status of these product launches and a timetable has been provided.

July 2, 2009

Proprietary Rights, page 4

COMMENT 6.

We note that you have no patents.  However, please disclose any trademarks, licenses, franchises, concessions, royalty agreements or other intellectual property.  Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:  The disclosure under “Proprietary Rights” has been revised to disclose that the Company has limited trademarks and no licenses, franchises, concessions, royal agreements or other intellectual property.

Manufacturing and Advertising, page 3

COMMENT 7.

Please disclose the names of principal suppliers and manufacturers.  Please refer to Item 101(h)(4)(v) of Regulation S-K.

Response:  The text has been revised to indicate that the Company does not rely on any principal suppliers or manufacturers.  The Company has relationships with several suppliers and manufacturers, none of which the Company relies upon for the operation of its business.

Relationships with Retailers, page 4

COMMENT 8.

Please identify your major retailers and discuss, as applicable, your dependence on one or a few major customers.  Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:  The text has been revised to disclose that the Company does not rely on any major retailers or customers.

Exclusive Distribution Agreements page 4

COMMENT 9.

We note the disclosure of the distributors in Japan and the European Union.  Please revise this section to disclose the regions in which you distribute your products and to describe the distribution arrangements in each of those regions.

Response:  The section has been revised to disclose the regions in which the Company distributes its products and to describe the distribution arrangements in each of these regions.

Research and Development, page 4

COMMENT 10.

Please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if

July 2, 2009

applicable, the extent to which the cost of such activities is borne directly by customers.  Please refer to Item 101(h)(4)(x) of Regulation S-K.

Response:  This section has been revised to disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities and the extent, if any, to which the cost of such activities are borne directly by customers.

Regulation, page 5

COMMENT 11.

Please discuss in more detail your need for any government approval of your products.  If government approval is necessary and you have not yet received that approval, please discuss the status of such approval.  Please refer to Item 101(h)(4)(viii) of Regulation S-K.

Response:  This section has been revised to clarify regulatory matters for the Company’s products.

Competition, page 5

COMMENT 12.

Provide a detail discussion of your primary method of competition as well as your competitive position in the industry.  Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:  This section has been revised to provide a more detailed discussion of the Company’s primary method of competition as well as the Company’s competitive within the industry.

Management's Discussion and Analysis, page 14

Revenue Recognition, page 15

COMMENT 13.

You have not established a product return reserve and appear to be recording returns as they occur.  Please explain how this complies with the guidance in SFAS 48.  You state returns are not considered material.  However, paragraph 6 of SFAS 48 requires that the amount of future returns can be reasonably estimated in order for revenue to be recognized at the time of sale.  Paragraph 7 requires an accrual for estimated returns at the time of sale.

Response:  The Company has clarified its disclosure regarding estimate for product returns to indicate that it believes that the provision for future product returns is

July 2, 2009

estimated to be immaterial, by utilizing the following language under “Revenue Recognition” and on page F-9 of the financial statement footnotes:

“The Company accepts product returns and will issue a credit, refund or product exchange. To date, product returns have occurred but are not considered material. The Company estimates that future returns of current product sales will also be immaterial.”

Results of Operations, page 15

COMMENT 14.

Please revise MD&A to discuss the nature of the "settlement claims with suppliers" mentioned on page 16.  We note the footnote disclosure on page F-16.  However, given the related amount of $233,000 at March 31, 2009 is material to your financial statements, it appears more prominent disclosure within the filing is warranted.

Response:  The Company notes that such supplier claims occur from time to time in the normal course of any business and are a component of any accounts payable function, however, the Company has enhanced its disclosure regarding settlement claims of suppliers by modifying the disclosure under “General and Administrative Costs” as follows:

“…$233,000 for settlement claims with two suppliers who provided print media advertising services.  Management disputes the value of the claims based on ad placement and circulation.  Although we expect the claims to be settled for approximately $100,000, we have accrued the full amount of the claims.”

COMMENT 15.

Please clarify for us and revise your filing to state whether the "failed related company" mentioned on pages 16 and 17 is one of either two related parties listed on page F-14, that is, Sigma Development and Holding Co., Inc. or Polaris Labs, Inc.  If so, please roll forward the advances to related parties asset balance from inception to March 31, 2009, including additions, write-offs, and the bad debt expense related thereto, and also explain why classification as a non-current asset is appropriate.  If not, revise MD&A to discuss the nature of the failed company, how it is related to the Company, quantify to-date advances, state whether you continue to make such advances and why, and state whether you expect to incur further bad debt expense thereon and provide an estimate of that expense.

Response:  The “related company” referred to on pages 16 and 17 of the initial filing is not one of the companies referred to on page 14 of the initial filing.  The Company has added the following additional disclosure to the MD&A section:

July 2, 2009

“Related Company - The Company made certain advances to a related company which ultimately turned out to be uncollectible due to failure of the related company.  The related company referred to was not included in our consolidated financials but was related to our company through common ownership and management.  The related company referred to was engaging in a venture to procure modeling services.  Our advances were strictly discretionary and we had no commitments or obligations to provide ongoing or future funding.  The related company referred to was discontinued in 2008 and our management now devotes its full time and attention to our operations.  No further funds or losses will be advanced or realized from this related company.”

COMMENT 16.

We note the disclosure on page 3 that you use contracted third parties to manufacture your products, provide raw materials, and package and label finished goods.  On page 17 you state you began to formulate some of your own products.  Please expand your discussion in both the business section and MD&A to provide a detailed explanation of how your products were manufactured during the periods presented.  State the specific business and operational activities performed by you and those performed by third parties, and describe the recent changes in responsibilities for performing certain activities, as applicable.  State what percentage of net sales and cost of goods sold were attributable to products manufactured in-house in each period.  Expand your discussion of cost of goods sold on page 17 to explain specifically how these changes resulted in a decrease in cost of goods sold, despite an increase in revenues.  Quantify the offsetting impact on cost of goods sold from. the increase in sales and the decrease caused by the changes in production.

Response:  The Company has replaced the existing Cost of Goods Sold discussion in MD&A for Three Months Ended March 31, 2009 (“QTR-2009”) to the Three Months Ended March 31, 2008 (“QTR-2008”) as follows:

“Cost of Goods Sold - Total cost of goods sold decreased $76,023 or 28.9%, to $187,245 (QTR-2009) from $263,268 (QTR-2008). In QTR-2009, we began to formulate some of our own products in our new production facilities rather than outsource production and based on sales projections we began to increase our batch size for production which also reduced costs. By producing certain products in-house we reduced the cost of those units on average from 38.6% to 5%.  Additionally, by producing our product in larger batch sizes, we reduced the cost of our 4 best performing products on average from 38.6% to 12.6%.  The remaining products sold, whose production methodology was unchanged, experienced a slight increase in costs on average from 38.6% to 40.9% due to slight cost increases in certain components.

July 2, 2009

Historically the Company relies on third party subcontractors and suppliers (“outsourced production”) to provide product raw materials, components and to formulate and package finished good.  Third parties also provide order fulfillment, warehousing and distribution services.  Commencing in the first quarter of 2009, we made 2 significant changes to our production methodology.  First, we began to formulate certain of our products ourselves (“in-house production”) in an effort to control quality and reduce costs. Second, triggered by our sales projections, we began to purchase product in larger production batches (“bulk production”) thereby increasing production efficiency for our outsourced suppliers, which reduced our costs. Warehousing and fulfillment activities remain outsourced.

The following table indicates the portion of our sales and costs of goods sold (“COGS”) where production was outsourced, produced in house and produced in bulk for both the year ended December 31, 2008 (“2008”) and the three months ended March 31, 2009 (“2009”).

	2008		2009
Description	Sales	COGS	Sales	COGS
Outsourced production	100%	100%	25%	55%
In-house production	0%	0%	15%	4%
Bulk production	0%	0%	60%	41%

COMMENT 17.

Please revise to disclose the nature of other income (expense) since you have currently realized other income compared to other expense in the year-ago period.

Response:  Although the Company believes that magnitude of such other income and expense items are not material to the financial statement taken as a whole, in order to provide transparency, the Company has updated the disclosure to indicate that the $8,795 income (QTR-2009) was primarily the result of reversing certain accruals that were no longer required.  Further, the $14,331 expense (QTR-2008) was primarily the result of adjustments made to the Company’s merchant account as a result of reconciling the balances.

Other Income (Expense), page 17

COMMENT 18.

Please disclose the other expenses which led to an increase of $14,009 in 2008 from $0 in 2007.

Response:  Although the Company believes that magnitude of such other income and expense items in total or individually are not material to the financial statement taken as a whole, in order to provide transparency, the Company has modified its disclosure to provide the following:

July 2, 2009

“Other Income (Expense) -- Other expenses increased $14,009 to $14,009 expense (YTD-2008) from $0 expense (YTD-2007). The increase was primarily a result of adjustments made to the Company’s merchant account as a result of reconciling balances.”

Liquidity and Capital Resources, page 18

COMMENT 19.

We note inventory has increased 94% during the quarter ended March 31, 2009, and accounts for 301% of quarterly cost of goods sold. Please revise the liquidity section to quantify and explain changes in the inventory turnover ratio. Please also specifically address any potential risk of inventory impairment. We note your statement on page 7 that you maintain inventories in excess of your current and projected needs. See Section 501.05 of the Financial Reporting Codification.

Response:  The Company has revised the disclosure under Liquidity and Capital Resources to include an expanded discussion on the impact of our change in production methodology on inventory specifically and on our financial position in general, as follows:

“Financial Position

Our total assets increased $334,321 or 34.5% to $1,301,949 as of March 31, 2009 from $967,628 as of December 31, 2008 as a result of a net increase in cash of $18,909; net increases in current assets of $353,265; net increase in furniture and equipment of $2,643 for new equipment; and a net decrease in other assets of $21,587 for reductions in advances to related parties.

The bulk of the $353,265 net increase in current assets was associated with a $272,950 increase in inventory levels.  Inventory levels increased 94%, in part as a result of our change in production methodology to stock raw materials to support increased batch production runs from 5,000 units to 10,000 and 20,000 units in an effort to reduce production costs and to support the in-house formulation of our own finish product rather than continuing to rely solely on outsourced production.

The increased inventory level on hand at March 31, 2009, represents 301% of COGS or a 9 month supply based on the sell through rate achieved for the quarter ended March 31, 2009.  Management believes that the projected sell through rate achieved in the first quarter of 2009 is consistent with its projections and will continue throughout fiscal year 2009.  Management also understands that these inventory decisions result in an inventory turnover rate of 1.3 times.  Management intends to improve this turnover rate in the future and its ultimate goal is to achieve at least a 3 times inventory turnover rate, once it has satisfactorily explored alternative production

July 2, 2009

methodologies and established a profitable and sustainable production cost structure. Management has no projections as to when its inventory turnover rate goal may be achieved.

As part of its decision, management has considered the potential impairment costs and storage costs associated with slow turning inventory.  Before embarking on these decisions management consulted its chemist and determined that most of its materials and components had a shelf life of 3-5 years.  Even its active ingredients, whose normal shelf life is a relatively short 6 months, is stabilized and extended, when mixed into finished product.  Accordingly, management has concluded that no impairment reserves are required at March 31, 2009.”

In addition, the risk factor has been revised to remove reference “in excess of our current and” and replaced with “consistent with.”

Item 10.  Recent Sales of Unregistered Securities, page 26

COMMENT 20.

Please disclose the nature and aggregate amount of consideration received for the securities sold to your officers and directors. Please refer to Item 701(c) of Regulation S-K.

Response:  The text has been revised to disclose the nature and aggregate of consideration received for the securities sold to the Company’s officers and directors.

COMMENT 21.

With respect to the third party consultant to whom the company issued a warrant to purchase up to 2,000,000 share of the company's common stock, please disclose the nature and aggregate amount of consideration received by you.  Describe the services performed and state briefly the facts relied upon to make the exemption from registration available. Please refer to Items 701(c)&(d) of Regulation S-K.

Response:  The text has been revised to disclose the services performed by the consultant and to state briefly the facts relied upon to make the exemption from registration available.

March 31, 2009 Financial Statements

COMMENT 22.

It appears the undistributed losses of the Sub-S Corporation (i.e., the accumulated deficit) should be reclassified to paid-in capital on the date the Sub-S election terminates and you become taxable. Refer to SAB Topic 4B. Please revise or explain your current presentation.

July 2, 2009

Response:  The financial statements have been modified to record the undistributed losses generated while the Company’s Subchapter S election was operational, in accordance with SAB Topic 4.B, which requires such undistributed losses be reclassified to Paid-In-Capital.

Note 7. Commitments and Contingencies, page F-15

COMMENT 23.

We note the legal proceeding described on page 24 relating to a claim Rodale, Inc. made against the Company for outstanding fees due for advertising services provided in the amount of $168,264. Since this amount is material to your financial statements, please revise herein to include this claim within the footnote and to provide the disclosures required by paragraphs 8-10 of SFAS 5.

Response:  As additional clarification that the $168,264 Rodale claim referred to under “Item 8 Legal Proceedings” is a component of the $224,000 accrual discussed in Note 7, the Company has modified its disclosure under “Item 8 Legal Proceedings” as follows:

“The Company is the defendant in a claim filed by Rodale, Inc. in the Eleventh District Court in and for Miami-Dade County, Florida under which Rodale has made a claim against the Company for outstanding fees due for advertising services provided by Rodale in the amount of $168,264. The Company has accrued for this claim in full (see Note 7 to our unaudited financial statements) even though the Company and Rodale are attempting to negotiate a settlement on the total fees owed and the Company is currently making monthly payments against the outstanding fees. The Company cannot predict at this time as to the final amount of the liability arising from this claim. In addition, we are occasionally subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of pending disputes, and unless otherwise stated below, we cannot predict whether any liability arising from pending claims and litigation will be material in relation to our consolidated financial position or results of operations.”

The Company has also modified its disclosure in Note. 7 Commitments and Contingencies as follows:

“Divine Skin, Inc. has received several threatened litigations from various suppliers typically over non-payment for goods or services. The threatened litigations are generally directed at DS Laboratories, Inc. being one of the operating trade names of Divine Skin. Such vendor disputes are typical in the normal course of business. Divine Skin is vigorously challenging these claims on the grounds of the substandard materials or services provided. However, we established an accrual for certain media supplier claims of $224,000 and in the first quarter of 2009 we began making installment payments while negotiations are ongoing to arrive at the final settlement agreement with

July 2, 2009

the suppliers. A substantial portion of the accrual for media supplier claims related to an approximately $168,000 claim filed by Rodale, Inc. in the Eleventh District Court in and for Miami-Dade County, Florida.  Also in the first quarter of 2009, we became aware of a product supplier claim for $9,000 for which we provided an accrual. An informal settlement has been reached with the product supplier and payments will begin in the second quarter of 2009. Management estimates that the aggregate payout of all claims combined, would not exceed $100,000 if all negotiations failed, however, because we are vigorously defending our position and have viable counter arguments, we believe that in most cases, we will prevail. As discussed above, accruals have been provided, when the facts and circumstances of each claim, warrants it.”

Note 9. Income Taxes, page F-19

COMMENT 24.

You report an income tax provision of $14,331 for the three months ended March 31, 2008. However, based on your annual financial statements for 2008 and the fact you were a Subchapter S Corporation throughout 2008, it appears income tax expense was zero for this period.  The financial statements and footnote should continue to report the historical tax expense (i.e., zero), and other tax amounts.  Pro forma tax and EPS data for the prior period should be presented separately on the face of the historical statements and discussed appropriately in the footnotes.  Please revise or explain the basis for your current presentation.

Response:  The Company has modified its financial reporting to reflect the financial information for the three months ended March 31, 2008 on a historic basis and in addition provide pro-forma income tax and EPS data on the face of the historic financial statements in accordance with SAB Topic 1.B.2.

COMMENT 25.

Please explain the percentage amounts shown in your rate reconciliation on page F-19.  It appears the expected provision for the three months ended March 31, 2008, should be zero.  Also, it is not clear why you present a reconciling item of (38.3%) in either period for a valuation allowance when the deferred tax asset schedule at the bottom of page F-19 shows no valuation allowance. Also, confirm you have no deferred tax assets or liabilities as of March 31, 2009.

Response:  Upon further review the Company notes that there was a clerical error in preparing the effective tax rate table concerning the incorrect inclusion of a 38.3% reconciling item.  The Company does not have any deferred tax assets or liabilities as of March 31, 2009.  Note 9. Income Taxes has been modified as follows:

July 2, 2009

The provision for income taxes for the three months ended March 31, 2009 and the pro forma provision for income taxes for the three months ended March 31, 2008 differs from the amount computed by applying the federal statutory rate to income (loss) before provision (benefit) for income taxes as follows:

	Three Months Ended March 31,
	2009	2008
		(Pro Forma)
Expected provision (benefit) at statutory rate	35.0%	35.0%
State taxes	3.3%	3.3%
Total provision (benefit) for income taxes	38.3%	38.3%

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

ROETZEL & ANDRESS

Brian A. Pearlman

BAP/sm

Divine Skin, Inc.

1135 Kane Concourse, 6th Floor

Bay Harbor, Florida 33154

July 1, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Company Acknowledgement

Dear Sir and Madam:

In connection with the responses provided by Divine Skin, Inc. (the “Company”) to the Securities and Exchange Commission’s Comment Letter dated June 19, 2009, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

Daniel Khesin
President